CUSIP No. 369822507

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D/A (Amendment No. 9) Under the Securities Exchange Act of 1934
General Finance Corporation
(Name of Issuer)
9.00% Series C Cumulative Redeemable Perpetual Preferred Stock
(Title of Class of Securities)
369822507
(CUSIP Number)
Karl I. Swaidan Hahn & Hahn LLP 301 E. Colorado Boulevard, 9th Floor Pasadena, California 91101-1977 (626) 796-9123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN
(1)
Ronald L. Havner, Jr. (“Mr. Havner”) and his wife, LeeAnn R. Havner ("Mrs. Havner"), are the Managers of JCS Ventures II, LLC, a Delaware limited liability company ("JCS"). Between February 16, 2021 and February 17, 2021, JCS sold the remaining 1,000 Shares previously held. As a Manager of JCS, Mr. Havner has shared voting and investment power with respect to the Shares owned by JCS.

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN
(1)
Mr. and Mrs. Havner are the Managers of JCS Ventures II, LLC, a Delaware limited liability company ("JCS"). Between February 16, 2021 and February 17, 2021, JCS sold the remaining 1,000 Shares previously held. As a Manager of JCS, Mr. Havner has shared voting and investment power with respect to the Shares owned by JCS.

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JCS Ventures II, LLC FEIN – 46-1451980
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO
(1)
JCS Ventures II, LLC ("JCS") owns no Shares. Between February 16, 2021 and February 17, 2021, JCS sold the remaining 1,000 Shares previously held. Mr. and Mrs. Havner are the Managers of JCS and, as such, have shared voting and investment power with respect to the Shares owned by JCS.  The Havner Family Trust contributed shares to JCS and then assigned its membership interests in JCS to the Trustees of three Delaware trusts. Each of Mr. and Mrs. Havner's three children is a beneficiary of one of the Delaware trusts.  Mr. and Mrs. Havner disclaim any beneficial interest in the Shares owned by JCS.

CUSIP No. 369822507

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 9 ("Amendment") amends and supplements the Statement on Schedule 13D originally filed on November 20, 2017, as amended by that certain Schedule 13D/A filed on November 21, 2017, that certain Schedule 13D/A filed on April 10, 2020, that certain Schedule 13D/A filed on April 14, 2020, that certain Schedule 13D/A filed on April 16, 2020, that certain Schedule 13D/A filed on April 17, 2020, that certain Schedule 13D/A filed on December 28, 2020, that certain Schedule 13D/A filed on February 2, 2021 and that certain Schedule 13D/A filed on February 12, 2021 (collectively, the "Schedule 13D").  The securities to which this Amendment relates are shares of 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Shares" or the "Series C Preferred Stock") of General Finance Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 39 East Union Street, Pasadena, California 91103. Except as set forth herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

This statement is being filed jointly by Ronald L. Havner, Jr. ("Mr. Havner"), LeeAnn R. Havner ("Mrs. Havner"), and JCS Ventures II, LLC ("JCS") (collectively, the "Reporting Persons").  Neither the present filing nor anything contained herein shall be construed as an admission that JCS or Mr. and Mrs. Havner constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that JCS and Mr. and Mrs. Havner constitute a "group" for any purpose.

Mr. and Mrs. Havner are husband and wife and the Managers of JCS. Each of the Reporting Persons has a business address c/o Public Storage, Inc., 701 Western Avenue, Glendale, California 91201.

Mr. Havner is the Chairman and former Chief Executive Officer of Public Storage, Inc., a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use.  The principal business address of Public Storage, Inc. is 701 Western Avenue, Glendale, California 91201.  Mr. Havner is a citizen of the United States of America.

Mrs. Havner is a philanthropist and engaged in a variety of charitable activities.  Mrs. Havner is a citizen of the United States of America.

JCS is a Delaware limited liability company.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 369822507

Item 3.	Source and Amount of Funds

Not Applicable

Item 4.	Purpose of Transaction

Not Applicable

Item 5.	Interest in Securities of the Issuer

Between February 16, 2021 and February 17, 2021, JCS sold the remaining 1,000 Shares previously held.

The percentages of beneficial ownership set forth in this Amendment have been determined based on the 400,000 Shares outstanding as of September 30, 2020 as reported in the Issuer's Form 10-Q filed on February 8, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit

Description of Exhibits

99.1

Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

CUSIP No. 369822507

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 24, 2021

Signature:	/s/ Ronald L. Havner, Jr.

Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner

Name/Title:	LeeAnn R. Havner

JCS VENTURES II, LLC,
a Delaware limited liability company

Signature:	/s/ LeeAnn R. Havner

Name:	LeeAnn R. Havner
Title:	Manager

Signature:	/s/ Ronald L. Havner, Jr.

Name:	Ronald L. Havner, Jr.
Title:	Manager